Exhibit 2.1

AGREEMENT REGARDING FURTHER EXTENSION OF FINANCING DATE

This Agreement Regarding Further Extension of Financing Date (“Agreement”) is dated as of September 13, 2012 by and among Denver Parent Corporation, a Delaware corporation (“Parent”), Denver Merger Sub Corporation, a Delaware corporation (“Merger Sub”) and Venoco, Inc., a Delaware corporation (the “Company”).

W I T N E S S E T H:

WHEREAS, Parent, Merger Sub and the Company entered into that certain Agreement and Plan of Merger dated as of January 16, 2012 (as amended from time to time, the “Merger Agreement”);

WHEREAS, pursuant to the Merger Agreement, Parent is obligated to provide the Company with Financing Commitment Letters on or before the Financing Date, both as defined in the Merger Agreement;

WHEREAS,  on July 19, 2012 Parent, Merger Sub and the Company agreed pursuant to Section 5.10 of the Merger Agreement to extend the Financing Date to August 31, 2012 and revise the End Date as used in Section 7.1(b)(i) of the Merger Agreement from October 16, 2012 to September 14, 2012;

WHEREAS,  on August 31, 2012 Parent, Merger Sub and the Company agreed pursuant to Section 5.10 of the Merger Agreement to extend the Financing Date to noon Eastern Daylight Time on September 13, 2012;

WHEREAS, Parent has requested that, pursuant to Section 5.10 of the Merger Agreement, the Company further extend the Financing date to 5:00 p.m. Eastern Daylight Time on October 5, 2012 and has also requested that the End Date be revised to 5:00 p.m. Eastern Daylight Time on October 8, 2012;

WHEREAS, pursuant to Section 5.10 of the Merger Agreement the Company may not unreasonably withhold, condition or delay such request and Parent may not unreasonably reject Financing that it is pursuing at the time of such request;

WHEREAS, the Special Committee of the Board of Directors (the “Special Committee”) has unanimously determined that it is in the best interests of the Company and its stockholders to extend the Financing Date to 5:00 p.m. Eastern Daylight Time on October 5, 2012  and extend the End Date to 5:00 p.m. Eastern Daylight Time on October 8, 2012; and

WHEREAS, the Board of Directors of the Company has, based on the recommendation of the Special Committee, approved the execution, delivery and performance of this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the covenants and agreements contained herein, and intending to be legally bound hereby, Parent, Merger Sub and the Company (the “Parties”) hereby agree as follows:

1.             Extension of Financing Date. The Financing Date as used in Section 5.10 of the Merger Agreement is hereby extended from noon Eastern Daylight Time on September 13, 2012 to 5:00 p.m. Eastern Daylight Time on October 5, 2012.

2.             Revision of End Date.   The End Date as used in Section 7.1(b)(i) of the Merger Agreement shall be 5:00 p.m. Eastern Daylight Time on October 8, 2012.

3.             Other Terms.  The parties acknowledge that with the exception of revisions to the Financing Date and End Date as referenced in Sections 1 and 2 above, all terms of the Merger Agreement, including the remainder of Section 5.10 thereof, shall remain in full force and effect.

4.             Miscellaneous.  Capitalized terms used herein but not defined have the meanings given them in the Merger Agreement.  Except as expressly provided nothing contained herein is intended to amend or in any way affect the provisions of the Merger Agreement.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

DENVER PARENT CORPORATION

By:
Name: Timothy M. Marquez
Title: Chief Executive Officer

DENVER MERGER SUB CORPORATION

By:
Name: Timothy M. Marquez
Title: Chief Executive Officer

VENOCO, INC.

By:	/s/ Edward J. O’Donnell
Name: Edward J. O’Donnell
Title: Chief Executive Officer